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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                       (Amendment No.   3 )


                   Transtechnology Corporation
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            893889-10-5
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement    (A fee
is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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          Name of reporting person: Lindner Asset Management, Inc. (Formerly
                                    Ryback Managment Corporation).
          I.R.S.  Identification  No. of  Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*

3.       SEC use only

4.       Citizenship or Place of Organization

            Michigan

Number of     5.            Sole Voting Power

Shares                         303,500

Beneficially  6.            Shared Voting Power

Owned by

Each          7.            Sole Dispositive Power

Reporting                      303,500

Person With   8.            Shared Dispositive Power



9.   Aggregate Amount Beneficially owned by each reporting person:

       287,800 shares held by Lindner Large-Cap Fund (formerly Lindner Growth
               Fund)
        15,700 shares held by Lindner Small-Cap Fund

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares


11.  Percent of  Class Represented by Amount in Row  (9)

         4.95%

12.  Type of Reporting Person

IA - Lindner Asset Management, Inc.  IV - Lindner Investment Series Trust


sec 1745 (6-80)
                    SEE INSTRUCTION BEFORE FILLING OUT!



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                              SEC 13 G
                       SECURITIES AND EXCHANGE COMMISSION
                          SCHEDULE 13-G Amendment No. 1

Item 1(a)   Name of Issuer:

            Transtechnology Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

           150 Allen Road
            Liberty Corner, TX 07938

Item 2(a)   Name of Person Filing:

            Lindner Asset Management, Inc.(formerly Ryback Management
            Corporation)

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            893889-10-5

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

 [X] Investment Company registered under Section 8 of the Investment Company Act ( LINDNER INVESTMENT SERIES TRUST)

 [X] Investment Company Adviser registered under Section 203 of the Investment
 Advisers Act of 1940     (LINDNER ASSET MANAGEMENT, INC.)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Lindner Asset Management, Inc. and/or Lindner Investment Series Trust as of June 30, 1999:

     (A) Amount beneficially owned: 287,800 held by Lindner Large-Cap Fund and 15,700 held by Lindner Small-Cap Fund
     (B) Percent of class:   4.95%
     (C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote: 303,500
         (2)shared power to vote or direct to vote:
         (3)sole power to dispose of or direct disposition of: 303,500
         (4)shared power to dispose or direct disposition of:

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).



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Item 5.  Ownership of Five Percent or Less of a Class

        The Lindner Large-Cap Fund and the Lindner Small-Cap Fund no longer hold shares which, in the aggregate, exceed 5% of the outstanding class of securities. The Lindner Large-Cap and Lindner Small-Cap Funds are separate series of the Lindner Investment Series Trust.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 15, 1999


                         /S/  Eric E. Ryback, President
                              Lindner Asset Management, Inc.
                              Lindner Investment Series Trust
                              (314) 727-5305